Exhibit 99.2

WEB MARKETING HOLDINGS, INC.

AMENDMENT NUMBER 1 TO

2004 STOCK INCENTIVE PLAN

The Web Marketing Holdings, Inc.  2004 Stock Incentive Plan (the “Plan”) is hereby amended as set forth below, effective as of the date of adoption (the “Adoption Date”) of this Amendment by the Board of Directors of Web Marketing Holdings, Inc. (the “Corporation”), subject to approval of this Amendment by the stockholders of the Corporation, as provided below:

1.             The title of the Plan shall be amended in each instance to read: “Web Marketing Holding 2004 Continuing Pool Stock Incentive Plan”.

2.             The first sentence of Section 4.1 shall be deleted in its entirety and replaced with the following:

“Subject to adjustment as provided in Section 14 hereof and the limitation of the next paragraph relating to Restricted Stock, the number of shares of Stock available for issuance under the Plan shall be one million two hundred seventy-two thousand one hundred and three (1,272,103).”

3.             The Plan shall otherwise be unchanged by this Amendment.

4.             This Amendment is adopted subject to approval within one year of the Adoption Date by a majority of the stockholders of the Corporation.  If the stockholders fail to approve this Amendment within one year of the Adoption Date, no awards may be granted under the Plan covering shares of stock in excess of the number permitted under the Plan as in effect before the Adoption Date.

*          *          *

The foregoing Amendment to the Plan was duly adopted and approved by the Board of Directors of the Corporation by a written consent dated as of August 11, 2004, subject to approval of the Amendment by stockholders of the Corporation.

Alex Hartzler
Secretary

The foregoing Amendment to the Plan was duly adopted by the stockholders of the Corporation by written consent dated as of August 11, 2004.

Alex Hartzler
Secretary